Exhibit 99.1

EZchip Files Updated Proxy Materials and Mails Letter to Shareholders

EZchip Board Unanimously Recommends Shareholders
Vote FOR the Proposed Transaction with Mellanox Technologies, Ltd.

YOKNEAM, ISRAEL, December 21, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, announced today that it has filed updated proxy materials with the Securities and Exchange Commission (“SEC”) in connection with its upcoming Extraordinary General Meeting for shareholders to be held on January 19, 2016.  EZchip shareholders of record as of December 18, 2015 are eligible to vote at the Extraordinary General Meeting.

In connection with the updated proxy materials, the Company is mailing a letter to shareholders detailing the EZchip Board of Directors’ unanimous recommendation that shareholders vote FOR the merger proposal with Mellanox Technologies, Ltd.  In its letter, EZchip notes that after a comprehensive sale process in which it extensively negotiated the offer price prior to the merger agreement, conducted a thorough analysis comparing the offer to its standalone prospects and held an additional 30-day Go-Shop period in which it approached 31 potential buyers, the EZchip Board has definitively concluded that:

•	The Mellanox transaction is the best available outcome for EZchip shareholders, delivering an immediate full cash premium to EZchip shareholders;
•
The value EZchip shareholders are being offered is far superior to EZchip’s standalone prospects, given the risks and challenges the Company faces, even when taking into account the potential of EZchip’s NPS-400 and Tile-MX product lines;

•	The Mellanox transaction is in the best interests of all shareholders, as evidenced by the support of five industry analysts and the leading U.S. and Israeli independent proxy advisory firms.

The full text of the letter is below:

December 21, 2015

Dear Fellow EZchip Semiconductor Ltd. Shareholder,

The January 19, 2016 Extraordinary General Meeting to vote on the proposed merger with Mellanox Technologies is fast approaching. You have an opportunity to ensure that EZchip combines with Mellanox, providing an immediate cash payment of $25.50 per share to you, reflecting a significant cash premium for EZchip shareholders, beyond what our Board and financial advisors believe can be achieved on a stand-alone basis.  Your vote is extremely important; no matter how many shares you hold, please make sure your voice is heard.

As founder and CEO of EZchip, I take seriously my fiduciary responsibility to you – the owners of EZchip. You have supported EZchip and you deserve to be rewarded for that support. I strongly believe that the value being offered today—which equals a 33.1% premium and 31.2% premium over the respective volume-weighted average closing prices of EZchip’s ordinary shares over the 12-month period and 3-month period prior to the transaction’s public announcement represents a full and fair value for the Company, particularly given industry dynamics.

As EZchip’s largest individual shareholder, I want to emphasize that my interests are directly aligned with yours. The Board and I are focused on delivering fair and full value to all EZchip shareholders.  As such I, together with the Board, comprehensively evaluated strategic options available to EZchip, including our standalone prospects and believe strongly – now more than ever – that the Mellanox transaction is in the best interest of all shareholders, as well as our customers, employees and the Company.

EZCHIP HAS COMPREHENSIVELY EXPLORED ITS OPTIONS AND THE BOARD BELIEVES THE
MELLANOX TRANSACTION IS THE BEST OUTCOME FOR EZCHIP SHAREHOLDERS

EZchip recently concluded a 30-day “go-shop” period, during which Barclays, the company’s financial advisor, approached 31 potential buyers on behalf of EZchip to determine their interest in exploring a potential transaction.

None of the parties contacted submitted a proposal to acquire EZchip, and no other party approached either EZchip or Barclays expressing interest in the Company. While one of the 31 parties signed a confidentiality agreement and held a conference call with EZchip’s management and Barclays, the party subsequently notified Barclays that it was not interested in a transaction with EZchip.

The results of this go-shop period, coupled with the initial sale process, affirm the Board’s belief that the proposed transaction with Mellanox represents the best available outcome for EZchip shareholders.

THE VALUE EZCHIP SHAREHOLDERS ARE BEING OFFERED IS FAR SUPERIOR TO EZCHIP’S STANDALONE PROSPECTS, GIVEN THE RISKS AND CHALLENGES THE COMPANY FACES

Changes in our markets have made it abundantly clear that a combination with Mellanox provides a better, more certain path to get EZchip’s technology into the marketplace than if we were to do it alone. There are new market challenges that have reduced our outlook for the NPS-400 and TILE MX product lines that underscore our conclusion that the transaction with Mellanox is in the best interests of our shareholders. Key challenges facing a standalone EZchip include:

•
In today’s operating environment, scale matters – We have seen an unprecedented wave of consolidation in the semiconductor industry, which has created a challenging environment for smaller semiconductor companies, such as EZchip, to compete given their lack of scale.

▪	Customers are expressing clear preference for larger semiconductor suppliers who can more economically secure intellectual property and outsource wafer fabrication.

•	While EZchip is the clear leader in network processors (NPU), NPUs represent a small addressable market
▪
EZchip’s largest target routing customers are now developing NPUs in house, including Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35% EZchip revenue in Q1-Q3 2015). Alcatel-Lucent has always developed NPUs in house.

▪	History with Juniper shows that winning Cisco back is very difficult due to its software investments around in-house ASIC.

•	EZchip’s next generation NPS leapfrogs the competition and it has won three Tier-1 white box and data center customers; however, the expected revenue stream from these design wins is unclear.
▪	Other non-NPU third party chips with lower-cost routing solutions have reduced the NPS-400 addressable market.

•
Multicore market has significant entry challenges – The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3 billion estimate for 2017)1, but in contrast to the NPU market, the TAM has greater barriers to entry given competitive landscape.

The Board strongly believes that the certainty of the current Mellanox cash offer outweighs that of the standalone company and compensates shareholders for their investment while eliminating future execution risks.

THE MELLANOX TRANSACTION IS IN THE BEST INTEREST OF SHAREHOLDERS OFFERING AN
IMMEDIATE CASH PREMIUM; U.S. AND ISRAELI INDEPENDENT PROXY ADVISORY FIRMS AGREE
WITH EZCHIP

The Mellanox offer of $25.50 provides significant, compelling and immediate cash value to EZchip shareholders. It recognizes the synergies involved in the transaction, the value of NPS-400 and TILE-MX products and takes into account the decline in market value for legacy NPU products following Cisco's decision to go in-house for development.

A leading proxy advisory firm in the U.S., Institutional Shareholder Services (“ISS”), and the leading proxy advisory firm in Israel, Entropy Financial Research Services Ltd. (“Entropy”), recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox.2

In its October 29, 2015 report, ISS stated:

•	“A vote FOR this proposal is warranted given:
o	The reasonable valuation multiples;
o	The downside potential in an adverse scenario for sales of NPS-400.”

•	“…The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround.”

1 The Linley Group.
2 Permission to use quotations neither sought nor obtained

In its November 2, 2015 report, Entropy stated:

•
“In conclusion, as we examine this transaction, we believe that the alignment of interests of the CEO of the Company, who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip's shareholders.”

PROTECT YOUR INVESTMENT
VOTE “FOR” THE MELLANOX MERGER TODAY

As an EZchip shareholder, your choice is clear: vote for significant, compelling and immediate value today.

Your Board unanimously recommends that you vote “FOR” the Merger Proposal. Your vote is extremely important, no matter how many or how few shares you own. The affirmative vote of 75% of the shares voting on the Merger are needed for passage, accordingly each and every vote is very important.  Make sure your voice is heard.  Please vote your shares today.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 1-800-322-2885, +1-212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

On behalf of our Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Eli Fruchter
Chief Executive Officer and Director

For more information, please see EZchip’s proxy statement for the Extraordinary General Meeting, enclosed to this letter. EZchip urges all shareholders to review the proxy statement, the merger agreement and other materials as they contain important detailed information about the merger agreement and the reasons why the EZchip Board approved the merger agreement and unanimously recommended that the EZchip shareholders vote in favor of the Mellanox merger.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip's broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement (as supplemented), dated December 21, 2015, for the Extraordinary General Meeting).  EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Proxy Statement (as supplemented) for the Extraordinary General Meeting (including the Merger Agreement with Mellanox Technologies, Ltd. (as amended by Amendment No. 1 dated November 17, 2015) and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC on December 21 , 2015 and mailed to shareholders. Shareholders are urged to read the Proxy Statement for the Extraordinary General Meeting, together with the exhibits thereto, in their entirety because they contain important information. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at http://www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800)322-2885
Collect: +1-(212)929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts

Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
+1-415-869-3950

Sharon Stern / Adam Pollack
+1-212-355-4449

MacKenzie Partners, Inc.
Bob Marese
+1-212-929-5405